SIYATA MOBILE INC.

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(514) 500-1181

September 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Siyata Mobile Inc.
Request to Withdraw on Form F-1 (File No. 333-282134)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Siyata Mobile Inc., a British Columbia (Canada) company (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-282134), together with all exhibits and amendments thereto, filed with the Commission on September 13, 2024 (the “Form F-1”).

The Form F-1 has not been declared effective by the Commission, no securities of Company have been, or will be, issued or sold under the Form F-1 and all activities in respect of the public offering contemplated thereby have been discontinued.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Form F-1. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Form F-1 be credited for future use.

Should you have any questions, please do not hesitate to contact our securities counsel, Ross D. Carmel, Esq. or Thiago Spercel, Esq. at (212) 930-9700.

Very truly yours,

SIYATA MOBILE INC.

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer